March 9, 2020

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, Illinois 60175

       Re: CERES Coin LLC
           Amendment No. 4 to Draft Offering Statement on Form 1-A Submitted February 18, 2020
           CIK No. 0001734118

Dear Mr. Uchill:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Draft Offering Statement on Form 1-A

General

1. Regarding the maximum aggregate amount of the Tokens that is being qualified ($30 million) and the maximum aggregate amount of the Coins that is being qualified ($20 million), please confirm that any transaction fees you assess and retain in connection with sales of the Tokens and Coins (see, e.g., the description of such fees on page 54) will count against the $30 million and $20 million caps, respectively.

Distribution Rights (Loan Business), page 119

2. We note your response to comment 14 and your revised disclosure. Please include the revised distribution rights disclosure throughout the offering circular. For example, the
 Charlie Uchill
CERES Coin LLC
March 9, 2020
Page 2
         summary and financial statements continue to reference the semi-annual distribution time frame.
Equity Rights/Voting Rights/Information Rights, page 119

3. We note your response to comment 13, as well as the revisions to the Token Rights
         Agreement and the Coin Rights Agreement.

              Please remove the provisions in Sections 5 and 11(d) of the Token Rights Agreement
              and Section 11(d) of the Coin Rights Agreement that deem as "affirmative approval" the lack of response from a security holder within ten days of receiving notice of a covered action.
              Please disclose in the sections of the offering circular that describe the Tokens and the Coins that amending the terms of the terms of Token Rights Agreement or the
              Coin Rights Agreement may, depending on the nature of the change, require you to file a post-qualification amendment to reflect the change. Further, please disclose that if such an amendment constituted a fundamental change in the information in the offering circular, you would have to suspend sales of the securities until the post-
              qualification amendment was qualified. Please refer to Securities Act Rule
              252(f)(2)(ii). Finally, please include risk factor disclosure to address any material risks to your business that could result from the requirement to suspend sales while you wait for the post-qualification amendment to be qualified.

       You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dieter King at (202) 551-8071 with any other questions.



FirstName LastNameCharlie Uchill                              Sincerely,
Comapany NameCERES Coin LLC
                                                              Division of
Corporation Finance
March 9, 2020 Page 2                                          Office of Finance
FirstName LastName